SECURITIES AND EXCHANGE COMMISSION
                           450 Fifth Street, N.W.
                           Washington, D.C. 20549

                                  FORM 15

          Certification and Notice of Termination of Registration
         under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty of File Reports Under Sections 13 and
               15(d) of the Securities Exchange Act of 1934.

                                         Commission File No. 1-5392

                          AMERICAN STORES COMPANY
           (Exact name of registrant as specified in its charter)

                           299 South Main Street
                         Salt Lake City, Utah 84111
                               (801) 539-0112
                (Address, including zip code, and telephone
                number, including area code, of registrant's
                        principal executive offices)

                       Common Stock, $1.00 par value
                        Medium Term Notes, Series B
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          (Title of each class of securities covered by this Form)

                                    None
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            (Titles of all other classes of securities for which
                    a duty to file reports under Section
                          13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)    [x]    Rule 12h-3(b)(1)(ii)       [ ]
             Rule 12g-4(a)(1)(ii)   [ ]    Rule 12h-3(b)(2)(i)        [ ]
             Rule 12g-4(a)(2)(i)    [ ]    Rule 12h-3(b)(2)(ii)       [ ]
             Rule 12g-4(a)(2)(ii)   [ ]    Rule 15d-6                 [ ]
             Rule 12h-3(b)(1)(i)    [x]

Approximate number of holders of record as of the certificate or notice date:
      Common Stock:  1
      Medium Term Notes, Series B: Approximately 150

          Pursuant to the requirements of the Securities Exchange Act of 1934, American Stores Company has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  June 24, 1999                       By: /s/ Thomas R. Saldin
                                               --------------------
                                               Name: Thomas R. Saldin
                                               Title: Senior Vice President